SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2004

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Bovespa (São Paulo) AMBV4 – Preferred AMBV3 – Common NYSE (New York) ABV – Preferred ABVc – Common

RULING FROM THE SUPERINTENDÊNCIA
DE RELAÇÕES COM EMPRESAS OF THE
COMISSÃO DE VALORES MOBILIÁRIOS

São Paulo, August 18, 2004. Companhia de Bebidas das Américas – AmBev (“AmBev”) (BOVESPA: AMBV3, AMBV4; and NYSE: ABVc, ABV) informs that yesterday it received the ruling from the Superintendência de Relações com Empresas of the Comissão de Valores Mobiliários (“CVM”) – the office for corporate relations of the Brazilian securities and exchange commission – regarding the complaint presented by Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, in relation to the alliance between AmBev and Interbrew S.A. (“Interbrew”) and, especially, the merger of Labatt Brewing Canada Holding Ltd (“Labatt”) into AmBev, the subject of AmBev’s extraordinary shareholders meeting to be carried out on August 27, 2004.

In summary, CVM’s Superintendência de Relações com Empresas understood that there are no elements that allow the characterization of the operation as detrimental to AmBev’s minority shareholders or that justify the installation of an administrative inquiry. Furthermore, it added that there was no indication of irregularity in the valuation presented in order to justify the proposed exchange ratio between Labatt and AmBev shares.

CVM’s technical department also declared the inexistence of conflict of interests and, moreover, it understood that there are no indications that lead to the conclusion of abusive exercise of control power.

AmBev confirms its previous declarations towards the perfect adequacy of the operation and that such transaction was structured taking into account the interest of the Company and its shareholders as a whole.

Companhia de Bebidas das Américas – AmBev

Luis Felipe P. Dutra Leite
Investor Relations Officer

Rulling from the Superintendência de Relações com Empresas of the Comissão de Valores Mobiliários August 18, 2004 Page 2

For additional information, please contact the Investor Relations Department:

Pedro Aidar	Vanessa Góes
(5511) 2122-1415	(5511) 2122-1414
acpaidar@ambev.com.br	acvsg@ambev.com.br

WWW.AMBEV-IR.COM

Our investor web site has additional company financial and operating information, as well as transcripts of conference calls. Investors may also register to automatically receive press releases by email and be notified of company presentations and events.

Statements contained in this press release may contain information which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding  the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Economica - CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 18, 2004

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.